Mail Stop 3628

February 8, 2006

Via U.S. Mail and facsimile to (212) 403-2331
Jean-Michel Etienne
Publicis Groupe S.A.
133, avenue des Champs-Elysees
75008 Paris, FRANCE

Re:	Publicis Groupe S.A.
      Amended Schedule 13E-3/TO
      Supplemental Material Filed February 6, 2006
      File No. 05-78159

Dear Mr. Etienne:

      We have the following comments on the above referenced supplemental material. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

Special Factors, page 7

1.  Background of this Offer, page 7

1. We refer you to comment 7 of our comment letter of January 27, 2006 and comment 1 of our comment letter of February 3, 2006.
Please expand your disclosure to address the following:

* Please clarify why the supervisory board decided to focus on the early redemption of the Oceane 2018 and the issue of the Eurobond prior to proceeding with a tender offer for the Warrants.

* Expand your disclosure to explain why the management board specifically proposed a price of 9 after reviewing the Black-
Scholes valuation of the Warrants and the trading price volume history of the Warrants. For example, we note that the Black-Scholes valuation yielded a per Warrant value range from 8.80 to 11.05.

3.  Fairness of this Offer, page 9

2. We note your response to prior comments 2 and 3. Your current disclosure remains unclear whether the analysis of the historical Market price of the Warrants and the Black-Scholes model discussed on pages 9 and 17 of the above referenced filing represent the analyses conducted by the Publicis board or whether it represents the analyses of Morgan Stanley. Please revise to clarify. If you are unable to assert that the analysis of the historical Market price of the Warrants and the Black-Scholes model are the board`s, please adopt the analyses conducted by Morgan Stanley as your own in order to fulfill your disclosure obligations required by Item 1014(b) of Regulation M-A. See also Instruction 2 to Item 1014 of Regulation M-A.

4.  Financial Analysis of This Offer Price, page 11

3. We note your disclosure on page 17 that "Two valuation methodologies were used by us, with the assistance of Morgan
Stanley to evaluate this offer price . . . ."  Please revise to elaborate on your use of the word "assistance." In this regard, your disclosure should be clear as to the role that Morgan Stanley played in the development and analysis of the two valuation methodologies referenced.

Closing

       As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

         	               	Very truly yours,



					Jeffrey B. Werbitt
					Attorney-Advisor
					Office of Mergers & Acquisitions


cc:	Elliott V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019